FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated May 10, 2006, announcing the Ordinary General Shareholders’ Meeting.

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Item 1

BANCO SANTANDER CENTRAL HISPANO, S.A.

Ordinary General Shareholders’ Meeting

     The Board of Directors of this Bank has resolved to call the shareholders to an Ordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 17 June 2006, at 10:00 a.m., on second call, in the event that, due to a failure to reach the required quorum, such Meeting cannot be held on first call, which is also hereby convened at the same place and time on 16 June 2006, in order for the shareholders to be able to consider and resolve upon items First through Eleventh of the following

AGENDA

First.-	Examination and, if correct, approval of the annual accounts (balance sheet, profit and loss account, statements of changes in net assets and cash flows, and notes) and management of Banco Santander Central Hispano, S.A. and its consolidated Group, with respect to the Fiscal Year ended 31 st December 2005.

Second.-	Application of results from the Fiscal Year 2005.

Third.-	Board of Directors: appointment and re-election of directors:

Third A.	Appointment of Mr. Jay S. Sidhu
Third B.	Re-election of Mr. Fernando de Asúa Álvarez
Third C.	Re-election of Mr. Alfredo Sáenz Abad
Third D.	Re-election of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea
Third E.	Re-election of Mr. Rodrigo Echenique Gordillo
Third F.	Re-election of Lord Burns

Fourth.-	Re-election of the Auditor of Accounts for Fiscal Year 2006.

Fifth.-	Authorization allowing the Bank and its Subsidiaries to acquire their own stock pursuant to the provisions of Section 75 and the First Additional Provision of the Business Corporations Law, nullifying the unused portion of the authorization granted by the shareholders acting at the Ordinary General Shareholders’ Meeting of 18 th June 2005.

Sixth.-	Corporate By-laws: amendment of the first paragraph of Article 16 (delegation of right to attend General Shareholders’ Meetings), of Article 20 (notice of meetings), of the first and second paragraphs of Article 30 (maximum number of Board members, term of Board Member positions and annual renewal), as well as of the first paragraph of Article 38 (share in profits from each fiscal year due to the Board members):

Sixth A.	Amendment of the first paragraph of Article 16.
Sixth B.	Amendment of Article 20.
Sixth C.	Amendment of the first and second paragraphs of Article 30.
Sixth D.	Amendment of the first paragraph of Article 38.

Seventh.-	Regulations for the General Shareholders’ Meeting: amendment of Articles 5 (notice of meeting), 6 (information available since the notice of meeting) and 8 (proxies):

Seventh A.	Amendment of Article 5.
Seventh B.	Amendment of Article 6.
Seventh C.	Amendment of Article 8.

Eighth.-	Delegation to the Board of Directors of the power to carry out the resolution to be adopted by the shareholders acting at the Meeting to increase the Company’s share capital, pursuant to the provisions of Section 153.1.a) of the Business Corporations Law, nullifying resolution Sixth.II) adopted by the shareholders acting at the Ordinary General Shareholders’ Meeting of 18 th June 2005.

Ninth.-	Delegation to the Board of Directors of the power to issue fixed-income securities not convertible into shares.

Tenth.-	Approval of an incentive plan for Abbey managers by delivery of Santander shares, subject to compliance with the income and profit objectives of the aforementioned British entity.

Eleventh.-	Authorizing the Board of Directors to interpret, remedy, supplement, execute, and develop the resolutions adopted by the shareholders at the Shareholders’ Meeting, as well as to replace the faculties bestowed upon it by the shareholders acting at the Shareholders‘ Meeting, and to grant powers in order to publicly record such resolutions.

During the meeting, the Board shall inform the shareholders regarding amendments to the Regulations of the Board of Directors that have been approved since the last General Shareholders’ Meeting.

SUPPLEMENT TO THE CALL TO MEETING

     Shareholders representing at least five percent of the share capital may request the publication of a supplement to this call, including one or more items in the Agenda. This right must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of this call to meeting, with a statement of the identity of the shareholders exercising the right and of the number of shares that they own, as well as the items to be included in the Agenda and any other documentation that may be warranted.

PARTICIPATION OF A NOTARY AT THE MEETING

     The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the Meeting, pursuant to Section 114 of the Business Corporations Law in connection with Section 101 of the Regulations of the Commercial Registry and Article 4.2 of the Regulations for the General Shareholders’ Meeting.

RIGHT TO ATTEND THE MEETING

     Every holder of any number of the Bank’s shares registered in the shareholder’s name and who meets the requirements established in the By-Laws has the right to attend this Meeting. Such right to attend may be delegated pursuant to the provisions which govern this matter under Section 106 of the Business Corporations Law, the By-Laws and the Regulations for the General Shareholders’ Meeting.

PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING

     Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the Meeting, pursuant to the provisions of Articles 16 and 24 of the By-Laws and Articles 8 and 20 of the Regulations for the General Shareholders’ Meeting. The mechanisms for the exercise of voting rights and proxy-granting prior to the Meeting by electronic means will be available on the Bank’s website (www.santander.com) beginning on 1 June 2006 and will cease operation at midnight on 15 June 2006.

     In addition, as permitted by the provisions of paragraph 5 of Article 24 of the By-Laws and the Additional Provision of the Regulations for the Meeting, the Board has resolved that shareholders having the right to attend may attend the Meeting by using means of data transmission that allow for their real-time connection with the premises where the Meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s website (www.santander.com) at 8:30 a.m. on 16 June 2006 (first call) and, if applicable, at 8:30 a.m. on the next day, 17 June 2006 (second call); shareholders desiring to attend remotely, whether at the first or second call, must register no later than 9:30 a.m. on the relevant day. For those shareholders who attend the Meeting remotely, the mechanisms for remote attendance will cease operation at the end of the General Meeting or, if applicable, upon verification of the non-existence of a sufficient quorum to hold the meeting.

     In reliance on the aforementioned provisions, the Board of Directors has developed the following rules applicable to proxy-granting and distance voting prior to the Meeting and to remote attendance:

A)	ADVANCE PROXY-GRANTING AND DISTANCE VOTING

1.	Proxy-granting by remote means of communication

Means whereby a proxy may be granted

The remote means of communication which are valid to grant such proxy representation are as follows:

(i)	Electronic means:

In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to grant a proxy by electronic means shall be such as properly guarantees the security and the identity of the person granting the proxy. Therefore, shareholders who wish to use this proxy-granting mechanism must have previously signed one of the following agreements with the Bank, which makes available to them a set of passwords to access the distance voting and proxy-granting software application and, by means thereof, an electronic signature:

(a)	Multi-Channel Agreement: individual shareholders who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of electronic proxy-granting, the passwords and electronic signature already available to them pursuant to such agreement.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Access.

From the date of the call to meeting, the information and requirements needed to sign either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from 1 June 2006, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), grant a proxy to another shareholder to represent the shareholder at the Meeting.

Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy being granted. Where a proxy is granted to a Director and/or the General Secretary of the Bank or a remote attendee at the Meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the representative, without which acceptance they may not be used. For such purpose, all electronic proxies granted to shareholders other than the Directors and/or the General Secretary and/or a remote attendee at the Meeting must be printed, signed and submitted by the appointed representative to the staff in charge of the shareholders’ register on the date and at the place of the Meeting, within one hour immediately prior to the time established for commencement thereof. In the case of electronic proxies sent through the Bank and granted to shareholders who attend the Meeting from a distance, the Bank’s software application will show such shareholders the proxies that have been received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person (physically or from a distance).

(ii)	Hand-delivery or postal correspondence

In order to grant a proxy by hand-delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the representative, without which acceptance they may not be used. For such purpose, the representative may set his/her signature in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person. In the case of proxies granted by hand-delivery or postal correspondence to shareholders who attend the Meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such shareholders the proxies that have been received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

In addition, as is customary practice and pursuant to the provisions of the Regulations for the Meeting, the duly completed and signed proxy card may also be submitted by the appointed representative who physically attends the Meeting to the staff in charge of the shareholders’ register on the date and at the place of the General Shareholders’ Meeting, within one hour immediately prior to the time established for commencement thereof.

2.	Voting prior to the Meeting by remote means of communication

Means to cast a vote from a distance

The remote means of communication which are valid for purposes of casting a vote from a distance are the following:

(i)	Electronic means:

In order to cast their vote from a distance by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to cast a vote from a distance by electronic means shall be such as properly guarantees security and the identity of the person casting the vote. Therefore, shareholders who wish to use this voting mechanism must have previously signed one of the agreements specified in section 1 (i) above.

Once a shareholder has executed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from 1 June 2006, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), cast the shareholder’s vote from a distance with respect to the items on the agenda of the General Shareholder’s Meeting.

(ii)	Hand-delivery or postal correspondence

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

3.	Basic rules on voting and proxy-granting prior to the Meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the Meeting

3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the By-Laws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date the Meeting is to be held on first call, i.e., prior to midnight on 13 June 2006.

As provided in the Regulations for the Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the appointed representative who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and within one hour immediately prior to the time established for commencement thereof.

3.1.2	Proxies and distance votes sent by electronic means

As authorized in the By-Laws and the Regulations for the Meeting, on occasion of this General Shareholders’ Meeting, the Board of Directors has resolved to reduce the minimum advance period to receive proxies and votes from a distance sent by electronic means, the deadline being set at prior to midnight on the day prior to the date that the Meeting is scheduled to be held on first call. Therefore, in order to be valid, proxies granted from a distance as well as votes cast from a distance through electronic means must be received by the Company prior to midnight on the day prior to the date that the Meeting is scheduled to be held on first call, i.e., prior to midnight on 15 June 2006.

As provided in the Regulations for the Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the appointed representative who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and within one hour immediately prior to the time established for commencement thereof.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person

(i)	Attendance at the Meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall render said proxy or vote ineffective.

(ii)	Likewise, the vote, irrespective of the means used to cast it, shall render ineffective any electronic or written proxy, whether it has been granted previously, in which case it shall be deemed revoked, or is granted subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote

(i)	In the event that a shareholder validly grants an electronic proxy, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature set on the printed card shall render void the vote cast electronically, whether previously or subsequently.

3.3	Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the Meeting in person (whether physically or from a distance) by the shareholder who has cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

3.4	Other matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the transfer of shares of which the Company is aware.

Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the Meeting, and the rules of priority set forth in section 3.2 hereof shall apply to them. For purposes of the provisions of Section 66 of the Business Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and therefore, the Bank disclaims any and all liability until such notice is given.

4.	Technical incidents

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the Meeting, when so required for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other event of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the Meeting.

B)	REMOTE ATTENDANCE AT THE MEETING

In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the Meeting, shareholders who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby a set of passwords is made available to them in order to access the remote attendance software application and, by means thereof, an electronic signature:

(a)	Multi-Channel Agreement: individual shareholders who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of remote attendance, the passwords and electronic signature already available to them under the terms of such agreement.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting: shareholders who have not entered into a Multi-Channel Agreement must execute, for the sole purposes of remote attendance at the Meeting and casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting.

From the date of the call to meeting, the information and requirements needed to sign either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has executed either of the aforementioned agreements and has its corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section on the Bank’s website (www.santander.com), attend and vote at the Meeting by remote means of communication in real time.

Remote attendance by shareholders at the Meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s website and those set forth in Law, the By-Laws and the Regulations for the Meeting:

(i)	Logging-on, registration and attendance: Pursuant to the provisions of the Regulations for the Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders who wish to attend the Meeting and vote by remote means of communication shall register by logging on between 8:30 a.m. and 9:30 a.m. on the date of the Meeting. No shareholder registration shall be admitted outside of this time period.

In the event that the Meeting is held on second call, shareholders who have registered for the Meeting on first call will be required to carry out the registration process again in order to be able to attend.

If shareholders attending from a distance have been granted proxies, and provided always that such proxies have been received by the Company within the deadlines for admission, the software application will show such proxies to them so that they accept them, if they are willing to do so.

Shareholders who wish to state before the Notary that they expressly leave the Meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intent to leave the meeting, all actions thereafter taken by such shareholders shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the shareholders who attend the Meeting from a distance, including the votes that may be cast by them.

(ii)	Participation: Shareholders who, in the exercise of their rights, intend to participate in the Meeting and, where applicable, request information or clarifications in connection with the items on the agenda or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, shareholders attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a quorum to have been met for the Meeting until the participation period ends. Shareholders attending from a distance who wish their participation to be recorded in the minutes of the Meeting must expressly state such desire in the text in which the contents of their participation are set forth.

As the participation of each shareholder attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the Meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.

In any event, requests for information or clarification made by remote attendees will be answered in writing within seven days of the Meeting, pursuant to the provisions of Section 97.5 of the Business Corporations Law.

(iii)	Voting: Shareholders may vote on the proposals relating to the items on the agenda as from the moment when the Chairman declares the Meeting to be validly convened and provided always that the shareholder has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of Article 21.1 of the Regulations for the Meeting shall apply. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, shareholders attending from a distance may cast their vote as from the moment when the Secretary of the General Shareholders’ Meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the Meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the Secretary of the Meeting, the vote commences on the proposed resolutions at the premises where the Meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the By-Laws and the Regulations for the Meeting.

(iv)	Other matters: Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the mechanisms for attending the Meeting by remote means of communication in real time.

In the case that more than one of the joint holders of deposited securities are in attendance, the joint holder who is first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of Section 66 of the Business Corporations Law, the joint holder who first registers (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and therefore, the Bank disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the Meeting when so required for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other event of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the Meeting.

     For further information on proxy-granting and distance voting and remote attendance at the Meeting, shareholders may visit the Company’s website(www.santander.com), write to the e-mail address junta.accionistas@santander.com, call the Shareholders’ Line 902 11 17 11, or go to the Office of the Shareholder, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 – Boadilla del Monte (Madrid).

RIGHT TO RECEIVE INFORMATION

     In addition to the provisions of Section 112 of the Business Corporations Law, starting on the date of the call to Meeting, shareholders may obtain from the Company, immediately and free of charge, the annual accounts, the management report and the auditors’ report for Fiscal Year 2005, as well as the consolidated accounts, the Group’s management report and the auditors’ report for such Fiscal Year.

     In connection with items Sixth and Eighth on the Agenda, starting on the date of publication of the announcement of the call to Meeting, shareholders may examine at the registered office the full text of the proposed resolutions and the corresponding reports prepared by the directors, as well as request the delivery or shipment of such documents free of charge.

     Pursuant to the provisions of the Regulations for the Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by sending an e-mail to the address junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder who exercises the right to receive information, such shareholder shall set forth in such e-mail his/her full name (or its corporate name), Tax Identification Number, and the number of shares that the shareholder holds. As provided in Section 117 of Securities Market Law 24/1988, of 28 July, and unless otherwise indicated by the shareholder, the requests for information that have been received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written petition, bearing the handwritten signature of the requesting party, to the registered office.

DOCUMENTS AVAILABLE ON THE WEBSITE

     Apart from the above-mentioned right to receive information, the following documents shall be available for consultation on the Company’s website (http://www.santander.com) as from the date of the call to Meeting:

(i)	This notice of call to Meeting.

(ii)	The annual accounts, the management report and the auditors’ report for Fiscal Year 2005, as well as the consolidated accounts, the Group’s management report and the auditors’ report for such Fiscal Year.

(iii)	The full text of the proposed resolutions corresponding to all of the items on the Agenda of the General Shareholders’ Meeting, as well as, in connection with Items Sixth and Eighth, the corresponding reports prepared by the directors.

(iv)	The résumés of the directors referred to in item Third of the Agenda.

(v)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the Meeting.

(vi)	The Annual Corporate Governance Report.

(vii)	The Group’s Annual Report.

(viii)	The current Regulations for the General Shareholders’ Meeting.

(ix)	The current Regulations of the Board of Directors.

(x)	The Report of the Audit and Compliance Committee.

(xi)	The Report of the Appointment and Compensation Committee.

(xii)	The Sustainability Report.

Santander, 10 May 2006

General Secretary,
Ignacio Benjumea

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	May 12, 2006	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President